EX 99.1

RISK FACTORS

You should consider the following risk factors in evaluating us, our business and an investment in our securities. Any of the following risks, as well as other risks and uncertainties, could harm our business and financial results and cause the value of our securities to decline. The risks below are not the only ones facing our company. Additional risks not currently known to us or that we currently deem immaterial also may impair our business.

Risks Related to Our Substantial Indebtedness

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR OPERATIONS, CASH FLOW AND ABILITY TO FULFILL OUR OBLIGATIONS UNDER OUR DEBT SECURITIES.

We and our subsidiaries have a substantial amount of outstanding indebtedness and will be able to incur substantial additional indebtedness in the future. Our substantial leverage could have significant consequences to you. For example, it could:

  make it more difficult for us to generate sufficient cash to satisfy our obligations with respect to our indebtedness;
  increase our vulnerability to general adverse economic and industry conditions;
  limit our ability to obtain additional financing;
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, reducing the amount of our cash flow available for other purposes, including dividend payments, capital expenditures, acquisitions and other general corporate purposes;
  require us to sell debt or equity securities or to sell some of our core assets, possibly on less than favorable terms, to meet debt payment obligations;
  restrict us from making strategic acquisitions or exploiting business opportunities;
  limit our flexibility in planning for, or reacting to, changes in our business and our industry;
  place us at a possible competitive disadvantage compared to our competitors that have less debt; and
  expose us to risks that are inherent in interest rate fluctuations because a part of our indebtedness bears variable rates of interest.

TO SERVICE OUR INDEBTEDNESS, WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH. OUR ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

Our ability to make payments on and to refinance our indebtedness and to fund working capital needs and planned capital expenditures will depend on our ability to generate cash in the future. Our ability to generate cash, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.

RESTRICTIVE COVENANTS IN OUR SENIOR CREDIT FACILITY AND OUR OTHER INDEBTEDNESS COULD ADVERSELY AFFECT OUR BUSINESS BY LIMITING OUR OPERATING AND STRATEGIC FLEXIBILITY.

Our senior credit facility contains restrictive covenants that include limits on our ability to prepay our other indebtedness, limits on liens and limits on mergers and asset sales. Our senior credit facility also requires us to maintain specified financial ratios. Our ability to meet those financial ratios can be affected by a deterioration in our operating results, as well as by events beyond our control, including economic conditions, and we cannot assure you that we will meet those ratios. A breach of any of these covenants, ratios or restrictions could result in an event of default under our senior credit facility and any of our other indebtedness that may be cross-defaulted to our senior credit facility. Upon the occurrence of an event of default under the senior credit facility or such other indebtedness, the lenders could terminate their commitment to lend and elect to declare all amounts outstanding under such indebtedness, together with accrued interest, to be immediately due and payable. If these lenders accelerate the payment of that indebtedness or foreclose on the collateral, we cannot assure you that our assets would be sufficient to repay in full that indebtedness and our other debt.

In addition, the indenture for our senior subordinated notes due 2011 contains restrictive covenants that limit our ability to:

  pay dividends or make distributions in respect of capital stock;
  purchase or redeem capital stock;
  incur additional indebtedness;
  make investments or certain other restricted payments;
  create liens;
  sell assets;
  issue or sell stock of restricted subsidiaries;
  enter into transactions with shareholders or affiliates; and
  effect a consolidation or merger.

These covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, merger and acquisitions or other corporate opportunities.

Risks Related to Our Business

OUR BUSINESS MAY SUFFER FROM RISKS RELATED TO POTENTIAL FUTURE ACQUISITIONS.

The operations of our company have substantially changed over the last seven years through the divestiture of our commodity paper products, forest products and corrugated packaging businesses and the acquisition of our existing specialty packaging operations. Substantially all of our existing specialty packaging operations were acquired within the last five years through a series of acquisitions. As part of our business strategy, over the next few years, we may expand our network of value-added packaging facilities, which is now located primarily in Europe, through the acquisition of complementary businesses in North America and we may pursue smaller acquisitions, joint ventures or alliances primarily in Europe, and emerging markets such as the Asia-Pacific region. We cannot assure you that we will be able successfully to integrate any future acquisitions, which could adversely impact our long-term competitiveness and profitability.

Any future acquisitions will involve a number of risks that could harm our financial condition, results of operations and competitive position. In particular:

    The integration process could disrupt the activities of the businesses that are being combined. The combination of the businesses or plants may require, among other things, coordination of administrative and other functions and consolidation of production capacity. Plant consolidation may strain our ability to deliver products of acceptable quality in a timely manner from consolidated facilities. We may experience attrition among the skilled labor force at the companies acquired in reaction to being acquired and in reaction to our consolidation of plants.
    The execution of our integration plans may divert the attention of our management from operating our business.
    We may assume known and unanticipated liabilities and contingencies.
    Future acquisitions could cause a reduction of our reported earnings because of the issuance of additional securities or debt, increased interest costs, goodwill write-offs and an increased income tax rate.

With respect to our strategic plan to grow in part through acquisitions, we cannot assure you that we will be able to identify suitable acquisitions at acceptable prices or that we will have access to sufficient capital to take advantage of desirable acquisitions. We cannot assure you that our future acquisitions will have revenues, profits or productivity comparable to those of our past acquisitions. Future acquisitions may require substantial capital. Although we expect to use borrowings under our senior credit facility to pursue these opportunities, we cannot assure you that such borrowings will be available in sufficient amounts or that other financing will be available in amounts and on terms that we deem acceptable. In addition, our senior credit facility and senior subordinated notes due 2011 impose, and our future indebtedness may impose, limitations on our ability to enter into acquisitions, alliances or joint ventures. Our financial performance and the condition of the capital markets will affect the value of our common stock, which could make it a less attractive form of consideration for making acquisitions. If we cannot identify suitable acquisitions or if we cannot access sufficient capital to take advantage of such acquisitions, we may have to curtail our strategic plan for growth through acquisitions, which could limit our ability to achieve our targeted competitive strategic position and have a material adverse impact on our long-term success.

OUR BUSINESS AND FINANCIAL PERFORMANCE MAY BE HARMED BY FUTURE INCREASES IN RAW MATERIAL COSTS.

The primary raw material for our paperboard packaging segment is paperboard, which is converted to make the walls of the packaging unit. The primary raw materials for our plastic packaging segment are raw polyethylene terephthalate ("PET") and high density polyethylene ("HDPE") plastic resins, which are converted to form plastic preforms, bottles, containers and closures. The primary raw materials used in our business are commodities that are subject to cyclical price fluctuations, which could harm our business. The cyclical nature of paperboard, HDPE and PET pricing presents a potential risk to our profit margins because we may not be able to immediately pass along price increases to our customers. Moreover, an increase in the selling prices for the products we produce, resulting from a pass-through of increased raw materials costs, could reduce the volume of units we sell and decrease our revenues.

COMPETITION IN SPECIALTY PACKAGING MARKETS COULD HARM OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Competition is intense in the paperboard and plastic packaging markets that we serve, both from large companies and from local and regional producers and converters. Some of these competitors have substantially greater resources than we do. This competition from existing paperboard and plastic packaging suppliers could harm our financial condition and results of operations.

Additionally, we face the threat of increased competition in the future from new entrants from outside the packaging industry, as well as from existing packaging suppliers, because there are limited barriers to entry for supplying paperboard and plastic packaging to many of the end-use markets that we serve. Capital costs are low, and there are only moderate intellectual property and technological barriers. As a result, it can be difficult for us to increase prices because, if we increase prices above a competitive level, customers can change to a new supplier.

Our Paperboard Packaging and Plastic Packaging segments also face competition from producers of packaging made from other materials that are suitable for packaging. Our Paperboard Packaging segment faces competition from producers of packaging using metals, foils, glass and plastics, and our Plastic Packaging segment faces competition from producers of packaging using paperboard, foils and metals. The prices that we can charge for paperboard and plastic packaging are therefore constrained by the availability of substitutes such as metal and glass packaging. With increased competition, we may be required to lower prices, which may reduce our margins and profitability.

IF WE FAIL TO MAINTAIN SATISFACTORY RELATIONSHIPS WITH OUR LARGER PACKAGING CUSTOMERS, OUR BUSINESS MAY BE HARMED.

We generally do not enter into long-term fixed quantity supply agreements with our main customers. Many of our larger packaging customers are multinational companies that purchase large quantities of packaging materials. Typically, major packaging customers centralize their purchasing on a pan-European basis and seek to obtain their packaging requirements from a limited number of sources to achieve maximum efficiency. Many of these companies are sophisticated purchasers with centralized procurement departments. They generally enter into supply arrangements through a tender process that solicits bids from several potential suppliers and selects the winning bid based on several attributes, including price and service. Generally the supply arrangements (usually for terms of one to five years) specify the terms of trade and service requirements for the period of the arrangement and some award sole or preferred supply for specific classes of packaging products for the customer, but only to the extent the customer requires such products. The significant negotiating leverage possessed by many of our customers and potential customers limits our ability to negotiate supply arrangements with favorable terms and creates pricing pressure, reducing margins industry wide. We regularly submit bids for new business or renewal of existing business. The loss of one or more of our larger customers, or reduced orders by any of our larger customers, could harm our business and results of operations. Moreover, our customers may vary their order levels significantly from period to period, and customers may not continue to place orders with us in the future at the same levels as in prior periods. Because of the nature of our business, order backlogs are not large. In the event we lose any of our larger customers, we may not be able to rapidly replace that revenue source, which could harm our financial results.

OUR BUSINESS AND FINANCIAL PERFORMANCE MAY BE ADVERSELY AFFECTED BY DOWNTURNS IN THE TARGET MARKETS THAT WE SERVE.

Demand for our specialty packaging products in the principal end-use markets we serve is primarily driven by consumer consumption of the products sold in the packages we produce, which is often affected by general economic conditions. The primary end-use markets for our Paperboard Packaging segment are pharmaceutical and healthcare; international and branded products (such as alcoholic drinks, confectioneries, cosmetics and fragrances), tobacco products, and food and household, while the primary end-use markets for our plastic packaging segment are agrochemicals and other specialty chemicals, and food and beverages. Downturns in these sectors could result in decreased demand for our products. In particular, our business may be adversely affected during periods of economic weakness by the general softness in these consumer markets. Our results could be adversely affected if economic conditions weaken. These conditions are beyond our ability to control and have had, and may continue to have, a significant impact on our sales and results of operations.

WE MAY BE ADVERSELY AFFECTED BY SEASONAL SALES CYCLES.

Demand for goods in several of our target end-use markets, especially alcoholic drinks, confectioneries, cosmetics and fragrances, is typically strongest during our third and fourth fiscal quarters due to the increase in orders placed in preparation for the year-end holiday and Easter shopping seasons. Demand for our paperboard packaging products from customers in these end-use markets is therefore typically strongest during the third and fourth fiscal quarters. We generally ship a majority of our paperboard packaging products to customers in these end-use markets in the third and fourth fiscal quarters. If these customers anticipate soft year-end holiday or Easter sales, this may result in reduced sales of our paperboard packaging products, which could have an adverse effect on our results of operations for that year. Our borrowing needs are greatest in the first and second fiscal quarters due to reduced seasonal cash flow from our business. We typically generate nearly all of our cash from operating activities in the second half of our fiscal year, and use cash in operating activities during the first half of the year as a result of our working capital needs.

WE CONDUCT THE MAJORITY OF OUR OPERATIONS IN NON-U.S. COUNTRIES, AND OUR OPERATING RESULTS ARE HIGHLY DEPENDENT ON OUR NON-U.S. SALES AND OPERATIONS, WHICH EXPOSES US TO VARIOUS RISKS.

We conduct the majority of our operations in non-U.S. countries, which exposes us to risks from changes in the political, economic and financial environments in those countries. Sales to customers outside North America accounted for over 90% of our net revenues during each of the last three years. In addition, one of our strategies for increasing our revenues depends on expansion into additional non-U.S. markets. Our non-U.S. sales and operations are subject to a variety of risks, including:

  difficulties in staffing and managing non-U.S. operations;
  inflexible local labor markets and work rules;
  fluctuations in currency exchange rates or imposition of currency exchange controls;
  costs (such as labor, raw materials and equipment costs) that fluctuate in the countries in which we do business because such costs are denominated in non-U.S. currencies;
  issues relating to uncertainties of laws and enforcement relating to the protection of intellectual property;
  changes in trading policies and regulatory requirements, including export license requirements, trade barriers, tariffs and tax laws;
  language and cultural differences;
  general political and economic conditions and trends in non-U.S. markets;
  expropriation of assets, including bank accounts, intellectual property and physical assets, by non-U.S. governments;
  greater risk of uncollectible accounts; and
  longer collection cycles.

Accordingly, we may not be able to successfully execute our business plan in non-U.S. markets. If we are unable to achieve anticipated levels of revenues from our non-U.S. operations, our revenues and profitability will decline.

WE ARE SUBJECT TO MANY ENVIRONMENTAL LAWS AND REGULATIONS THAT REQUIRE

SIGNIFICANT EXPENDITURES FOR COMPLIANCE AND REMEDIATION EFFORTS, AND CHANGES IN THE LAW COULD INCREASE THOSE EXPENSES AND ADVERSELY AFFECT OUR OPERATIONS.

Compliance with the environmental and the health and safety requirements of international, non-U.S. and U.S. federal, state and local governments significantly affects our business. Among other things, these requirements regulate the discharge of materials into the water, air and land and govern the use and disposal of hazardous substances. Under certain environmental laws, we can be held strictly liable for hazardous substance contamination of any real property we have ever owned, operated or used as a disposal site or for natural resource damages associated with such contamination. We have a policy of assessing real property for environmental risks prior to purchase. We regularly make capital and operating expenditures to stay in compliance with environmental laws. We are also required to maintain various environmental permits and licenses, many of which require periodic modification and renewal. Despite these compliance efforts, risk of environmental liability, including the possible imposition of fines and penalties stemming from non-compliance with environmental laws, permits or licenses, is part of the nature of our business. We cannot assure you that environmental liabilities, including compliance and remediation costs, will not have a material adverse effect on us in the future. In addition, future events may lead to additional compliance or other costs that could have a material adverse effect on our business. Such future events could include changes in, or new interpretations of, existing laws, regulations or enforcement policies; additional information or facts surfacing with respect to existing investigations or the identification of as yet unknown contamination; further investigation of the potential health hazards of certain products or business activities; or the adoption of new laws, regulations or permitting requirements.

The subsidiary that comprised our former Tissue segment has been identified by the U.S. federal government and the State of Wisconsin as a potentially responsible party with respect to possible natural resource damages and remediation and restoration liability in the Fox River and Green Bay System in Wisconsin. In connection with the disposition of the assets of that subsidiary, we retained liability for, and the third party indemnity rights associated with, discharges of polychlorinatedbiphenyls (commonly referred to as "PCBs") and other hazardous materials in the Fox River and Green Bay System. We and other potentially responsible parties are currently engaged in the investigation and remediation of this location. Given the many uncertainties associated with the nature and scope of the remediation effort that will ultimately be required, and uncertainties associated with the possible recovery of the cost of such efforts from third parties, we cannot assure you that the ultimate costs related to this site will not have a material adverse affect on our results.

WE DEPEND ON CERTAIN KEY PERSONNEL, AND THE LOSS OF ANY KEY PERSONNEL MAY

SERIOUSLY HARM OUR BUSINESS.

Our future success depends in large part on the continued service of our key technical and management personnel and on our ability to continue to attract and retain qualified employees, particularly those highly skilled employees involved in the design and manufacture of existing products and the development of new products and processes. The competition for such personnel is intense, and the loss of key employees could harm our business.

OUR HISTORICAL FINANCIAL INFORMATION MAY BE OF LIMITED RELEVANCE.

The historical financial information included in this exhibit and previously filed with the SEC does not give effect to various significant acquisitions that we have made in the last several years prior to their date of acquisition. In addition, we have discontinued a substantial portion of our historical operations, all of which are reflected as discontinued operations in our financial statements. As a result of these significant events, you may have difficulty evaluating our current or anticipated operating results based on our historical results of operations.

FUTURE GOVERNMENT REGULATIONS AND JUDICIAL DECISIONS AFFECTING THE PACKAGING WE PRODUCE OR THE PRODUCTS SHIPPED IN THE PACKAGING WE PRODUCE COULD SIGNIFICANTLY REDUCE DEMAND FOR OUR PACKAGING PRODUCTS.

Government regulations and judicial decisions that affect the packaging we produce or the products shipped in the packaging we produce could significantly reduce demand for our packaging products. Tobacco products have increasingly been subject to litigation and regulation throughout the world. Consumer demand for tobacco products has declined in some countries as a result, and if demand for tobacco products continues to decline and/or begins to decline in other countries, our sales of tobacco packaging could be adversely affected. For example, proposed European Union legislation could limit the tar and nicotine levels of tobacco products produced in Europe, even if manufactured for export. Future legislation could also limit the use of secondary packaging, such as limiting the sale of bottles of alcoholic drinks in paperboard boxes. If such legislation becomes law, it could significantly reduce demand for many of our paperboard packaging products and adversely affect our sales.

Risks Related to Our Common Stock

WE ARE A HOLDING COMPANY AND ARE DEPENDENT UPON DIVIDENDS FROM OUR SUBSIDIARIES TO MEET OUR DEBT SERVICE OBLIGATIONS AND TO PAY DIVIDENDS ON OUR COMMON STOCK

We are a United States holding company and conduct all of our operations through our subsidiaries, most of which are located in other countries. As a result, our cash flow and our ability to meet our debt service obligations and to pay dividends on our common stock depend on the earnings of our direct and indirect subsidiaries and our receipt of funds from those subsidiaries through dividends, loans or advances. Subject to the restrictions contained in the indenture governing our senior subordinated notes due 2011, future borrowings by our subsidiaries may contain restrictions or prohibitions on the payment of dividends by our subsidiaries to us. In addition, under applicable law, our subsidiaries may be limited in amounts that they are permitted to pay as dividends to us on their capital stock. In particular, there are significant tax and other legal restrictions on the ability of non-U.S. subsidiaries to remit money to us. As a result, our subsidiaries may not be able to pay dividends to us. If they do not, we will not be able to make debt service payments or pay dividends on our common stock.

AGREEMENTS WITH OUR CREDITORS RESTRICT OUR ABILITY TO PAY DIVIDENDS ON OUR COMMON STOCK.

Certain provisions of the indenture governing our senior subordinated notes due 2011 restrict our ability to pay dividends on, and repurchase shares of, our common stock. Under the most restrictive limitation affecting the payment of cash dividends contained in such indenture, approximately $27.4 million of retained earnings was available for the payment of dividends as of December 28, 2003. This covenant is adjusted periodically based on our financial performance.

ANTI-TAKEOVER PROVISIONS UNDER VIRGINIA STATE LAW AND IN OUR ARTICLES OF INCORPORATION AND OUR BYLAWS MAY NEGATIVELY AFFECT THE PRICE OF OUR COMMON STOCK.

The Virginia State Corporation Act, our articles of incorporation and our bylaws contain various provisions that may make it more difficult for a third party to acquire, or may discourage acquisition bids for, our company. These provisions include provisions that, among other things:

- divide our board of directors into three classes of directors serving staggered three-year terms;

- provide that directors may be removed only by the affirmative vote of the holders of at least 80% of the outstanding shares of our common stock (which required vote may only be changed by the affirmative vote of a majority of our continuing directors and the holders of two-thirds of our outstanding common stock);

- require the affirmative vote of holders of at least 80% of our outstanding shares of common stock to approve certain business combinations; and

- require approval of material acquisition transactions (such as mergers, share exchanges, and material dispositions of corporate assets not in the ordinary course of business) between our company and any holder of more that 10 percent of any class of our outstanding voting shares by the holders of at least two-thirds of the remaining voting shares of our company. These provisions could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could limit the price that investors would be willing to pay in the future for shares of our common stock.